LOTON, CORP.
4751 Wilshire Boulevard, 3rd Floor
Los Angeles, California 90010

November 9, 2011

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:  Tamara J. Tangen, Staff Accountant

Re:	Loton, Corp.
Form 8-K
Filed on November 3, 2011
File No. 333-167219

Dear Ms. Tangen:

On behalf of Loton, Corp. (the “Company”), this letter is submitted in response to comments received from the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your letter dated November 7, 2011 (the “Letter”) regarding the Company’s above-referenced Current Report on Form 8-K (File No. 33-167219) (the “8-K”) filed under the Securities Exchange Act of 1934 (the “Exchange Act”).  Our responses to the specific comments are set forth below.  For your convenience, each comment from the Letter is restated in italics prior to the response to such comment.

Comment #1

Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  This includes an opinion that has been modified to raise substantial doubt about the company’s ability to continue as a going concern.  Please amend to address this qualification.

Response to Comment #1

The Company respectfully believes that it has met this requirement.  We draw your attention to the last sentence of the first paragraph in the 8-K, which states as follows:

“The report of De Joya Griffith & Company, LLC on the financial statements of the Company as of April 30, 2011 and 2010, for the period from December 28, 2009 (inception) through April 30, 2010 and for the period from December 28, 2009 (inception) through April 30, 2011 did not contain adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle other than an explanatory paragraph as a going concern.”

Division of Corporation Finance
November 9, 2011

The Company believes this information is sufficient to meet the requirements of Item 304(a)(1)(ii) of Regulation S-K.

On behalf of the Company, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of this disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the response adequately address your concerns.  Please do not hesitate to contact me if you have any questions or require any additional information.

Sincerely,

/s/ Tatiana Walker
Tatiana Walker, Chief Financial Officer
Loton, Corp.